Argonaut Gold Inc. (Formerly Argonaut Gold Ltd.) Consolidated Financial Statements December 31, 2010 and 2009 (Expressed in United States Dollars)

Management’s responsibility for financial reporting

These consolidated financial statements have been prepared by the management of the Company in accordance with generally accepted accounting principles in Canada and, where appropriate, reflect management’s best estimates and judgements based on currently available information.

The Audit Committee of the Board of Directors meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the consolidated financial statements and related financial reporting matters prior to submitting the financial statements to the Board of Directors for approval.

The Company’s independent auditors, who are appointed by the shareholders, conduct their audits in accordance with Canadian generally accepted auditing standards to allow them to express an opinion on the consolidated financial statements.

A system of internal control is maintained to provide reasonable assurance that the financial information is accurate and reliable. Management conducts ongoing reviews of these controls and reports on their findings to the Audit Committee.

(signed) Peter C. Dougherty	(signed) Barry L. Dahl
Chief Executive Officer	Chief Financial Officer

March 29, 2011

Independent Auditor’s Report

To the Shareholders of Argonaut Gold Inc.

We have audited the accompanying consolidated financial statements of Argonaut Gold Inc., which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of income and comprehensive income, cash flows and changes in shareholders’ equity for the years then ended, and the related notes.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the
Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Argonaut Gold Inc. as at December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

March 29, 2011
Vancouver, British Columbia

ARGONAUT GOLD INC.
(Formerly Argonaut Gold Ltd.)
CONSOLIDATED BALANCE SHEETS
As at December 31
(Expressed in United States Dollars)

	2010	2009

ASSETS
Current assets
Cash and cash equivalents (Note 5)	$25,394,399	$47,421,864
Marketable securities	22,601	23,924
Receivables (Note 6)	3,639,719	5,133,217
Inventories (Note 7)	21,207,064	12,240,511
Prepaid expenses and deposits	1,569,072	1,004,332

	51,832,855	65,823,848
Mineral properties, plant and equipment (Note 8)	137,800,447	132,292,883
Other assets	1,636,878	246,843

	$191,270,180	$198,363,574

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 9)	$6,497,418	$8,552,078
Deferred revenue	1,932,307	-
Current portion of long-term debt (Note 10)	-	27,829
Future income tax (Note 12(b))	2,869,167	2,158,017

	11,298,892	10,737,924
Long-term debt (Note 10)	6,194,207	6,904,587
Asset retirement obligations (Note 11)	1,996,270	1,808,132
Future income tax (Note 12(b))	34,286,943	36,130,680

	53,776,312	55,581,323
SHAREHOLDERS’ EQUITY
Share capital (Note 13(b))	129,488,121	128,626,718
Warrants (Note 13(d))	12,202,978	12,202,978
Contributed surplus (Note 14)	514,737	18,826
Non-controlling interest (Notes 3 and 4)	-	2,467,809
Deficit	(4,711,968)	(534,080)

	137,493,868	142,782,251

	$191,270,180	$198,363,574

Commitments (Note 19)
Subsequent event (Note 20)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

(Signed) Brian J. Kennedy	(Signed) Dale C. Peniuk

ARGONAUT GOLD INC.
(Formerly Argonaut Gold Ltd.)
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
For the years ended December 31
(Expressed in United States Dollars)

	2010	2009

Revenue	$51,562,435	$-

Cost of sales	30,100,852	-
Depletion	5,764,794	-
Depreciation	389,475	-
Accretion of asset retirement obligations	171,772	-

	36,426,893	-

Operating profit before the following	15,135,542	-
General and administrative expenses	6,223,363	524,270

Income (loss) before the following	8,912,179	(524,270)

Interest expense (income)	326,729	(918)
Foreign exchange loss	1,341,922	10,728
Unrealized loss on marketable securities	2,175	-

	1,670,826	9,810

Income (loss) before income taxes	7,241,353	(534,080)
Income tax expense (Note 12(a))	4,641,558	-

Net income (loss) and comprehensive income (loss) for the year	$2,599,795	$(534,080)

Attributable to:
Non-controlling interests	$40,122	$-
Shareholders of the Company	2,559,673	(534,080)

	$2,599,795	$(534,080)

Basic income (loss) per share	$0.05	$(0.01)
Weighted average shares outstanding - basic	56,058,573	55,501,370

Diluted income (loss) per share	$0.05	$(0.01)
Weighted average shares outstanding - diluted	56,073,687	55,501,370

The accompanying notes are an integral part of these consolidated financial statements.

ARGONAUT GOLD INC.
(Formerly Argonaut Gold Ltd.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31
(Expressed in United States Dollars)

	2010	2009

Cash flows from operating activities
Net income (loss) for the year	$2,599,795	$(534,080)
Items not affecting cash:
Depreciation, depletion and accretion	6,382,563	-
Gain on sale of equipment	(16,289)	-
Stock-based compensation	770,694	465,850
Unrealized foreign exchange loss	288,281	-
Unrealized loss on marketable securities	2,175	-
Future income tax recovery	(539,499)	-

	9,487,720	(68,230)
Changes in non-cash operating working capital items
Receivables	(2,127,474)	-
Inventories	(3,406,073)	-
Prepaid expenses and deposits	(564,739)	(38,580)
Accounts payable and accrued liabilities	2,205,439	123,159
Deferred revenue	1,932,307	-
Changes in other long-term assets	(1,636,877)	-

Total cash flows from operating activities	5,890,303	16,349

Cash flows from investing activities
Expenditures on mineral properties, plant and equipment	(19,605,159)	(17,484)
Purchase of Castle Gold shares, net of amounts included in receivables
(Note 4(b))	(5,624,520)	(96,472,820)
Proceeds from sale of equipment	77,800	-
Proceeds from sale of investment in Rocas el Tambor	1,720,264	-
Cash from acquisition of Intuitivo (Note 4(a))	-	282,424

Total cash flows from (used in) investing activities	(23,431,615)	(96,207,880)

Cash flows from financing activities
Settlement of private placement transaction costs previously accrued	(3,533,818)	-
Repayment of long-term debt	(1,027,341)	-
Proceeds from exercise of stock options	75,006	-
Issue of common shares, net of share issuance costs (Note 13(b))	-	131,774,606
Issue of warrants, net of share issuance costs (Note 13(d))	-	11,838,786

Total cash flows from (used in) financing activities	(4,486,153)	143,613,392

(Decrease) increase in cash and cash equivalents	(22,027,465)	47,421,861

Cash and cash equivalents, beginning of year	47,421,864	3

Cash and cash equivalents, end of year	$25,394,399	$47,421,864

Supplementary cash flow information (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

ARGONAUT GOLD INC.
(Formerly Argonaut Gold Ltd.)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31
(Expressed in United States Dollars, except common share amounts)

					Non-
	Common	Share		Contributed	controlling		Shareholders’
	Shares	Capital	Warrants	Surplus	Interest	Deficit	Equity

Balance at December 31, 2008	7,500,000	$493,743	$-	$-	$-	$-	$493,743
Adjustment to issued shares on a 30:1 basis
(Note 4(a))	(7,250,000)	(211,619)	-	-	-	-	(211,619)
Acquisition of Argonaut Gold Inc. (Note 4(a))	55,500,000	128,344,594	12,202,978	18,826	-	-	140,566,398
Acquisition of Castle Gold (Note 4(b))	-	-	-	-	2,467,809	-	2,467,809
Net loss for the year	-	-	-	-	-	(534,080)	(534,080)

Balance at December 31, 2009	55,750,000	$128,626,718	$12,202,978	$18,826	$2,467,809	$(534,080)	$142,782,251
Shares issued to agent on Castle Gold
acquisition	178,911	511,614	-	-	-	-	511,614
Stock options exercised	25,000	93,832	-	(18,826)	-	-	75,006
Stock-based compensation	-	-	-	724,098	-	-	724,098
Restricted shares issued (vested)	97,760	255,957	-	(209,361)	-	-	46,596
Restricted shares issued (unvested)	246,955	-	-	-	-	-	-
Acquisition of non-controlling interest
(Note 4(c))	-	-	-	-	(2,507,931)	(6,737,561)	(9,245,492)
Net income for the year	-	-	-	-	40,122	2,559,673	2,599,795

Balance at December 31, 2010	56,298,626	$129,488,121	$12,202,978	$514,737	$-	$(4,711,968)	$137,493,868

The accompanying notes are an integral part of these consolidated financial statements.

ARGONAUT GOLD INC.
(Formerly Argonaut Gold Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Expressed in United States Dollars)

1		NATURE OF OPERATIONS

Argonaut Gold Inc. (“the Company” or “Argonaut”) is engaged in gold mining, mine development and mineral exploration activities of gold-bearing mineral properties in the Americas. As of December 31, 2010, the Company’s only operating mine is the El Castillo mine, located in the State of Durango, Mexico.

The Company was incorporated under the name “Intuitivo Capital Corporation” (“Intuitivo”) under the Ontario Business Corporation Act (“OBCA”) on April 3, 2007. On December 30, 2009, Intuitivo was acquired through

	a	“reverse takeover” by Argonaut Gold Inc. (“AGI”). Effective December 30, 2009, the articles of the

Company were amended to change the name of the Company from Intuitivo Capital Corporation to Argonaut Gold Ltd. (“AGL”). Although AGL was the legal parent, AGI was determined to be the acquirer for accounting purposes. The 2009 comparative figures on the consolidated statement of income and comprehensive income and consolidated statement of cash flows in this report are for AGI, which was incorporated September 25, 2008.

On October 1, 2010, AGL was amalgamated with its wholly owned subsidiary AGI and the amalgamated company was named Argonaut Gold Inc.

2		SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Presentation

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. These consolidated financial statements are expressed in United States (“US”) dollars and include the accounts of Argonaut Gold Inc. and its subsidiaries. The Company’s significant subsidiaries include wholly-owned Argonaut Gold U.S. Corp., Castle Gold Corporation (“Castle Gold”) and its Mexican subsidiaries, Minera Real Del Oro S.A. de C.V. (“MRO”) and Durango Fern Mines S.A. de C.V.

All significant inter-company balances and transactions have been eliminated upon consolidation.

b) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant areas where judgment is applied include asset and investment valuations, ore reserve estimation, ore recovery estimates, finished and in process inventory quantities, the useful lives of mineral property, plant and equipment, impairment assessments, estimated current and future tax balances, stock-based compensation, asset retirement obligations and other environmental liabilities. Actual results could differ from management’s estimates.

(1)

ARGONAUT GOLD INC.
(Formerly Argonaut Gold Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Expressed in United States Dollars)

c)		Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and balances with banks and short-term investments with original maturities of three months or less.

d)		Marketable Securities

Investments in marketable securities are designated as held-for-trading and recorded at fair value. Fair values are determined by reference to quoted market prices at the balance sheet date. Unrealized gains and losses on held-for-trading investments are recognized in the statements of income. Investment transactions are recognized on the trade date with transaction costs charged to operations.

e)		Receivables and Accounts Payable

Receivables and accounts payable are non-interest bearing and are stated at amortized cost. Where necessary, trade receivables include allowances for uncollectable amounts.

f)		Inventories

Inventories are valued at the lower of average cost and net realizable value. Cost includes acquisition, freight and other directly attributable costs. Work-in-process inventory includes ore in the leaching process, stockpiled ore at mining operations, and gold on carbon in transit to or at a custom stripping facility. Finished goods includes gold in dore or bullion. For work-in-process and finished goods inventories, cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs.

g)		Mineral Properties, Plant and Equipment

	i)	Plant and Equipment

Plant and equipment are recorded at cost. The cost of buildings, plant and processing equipment are amortized on a straight-line basis or on a unit-of-production basis over the estimated useful life of the related asset. The cost of office equipment, furniture and fixtures and vehicles is amortized on a straight-line basis over the estimated useful life of the related asset. When the Company incurs debt directly related to the construction of a new operation or major expansion, the interest and financing costs associated with such debt are capitalized during the construction period. No amortization is recorded until the property, plant or equipment are substantially complete and ready for use.

(2)

ARGONAUT GOLD INC.
(Formerly Argonaut Gold Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Expressed in United States Dollars)

ii)	Mineral Properties and Mine Development Costs

The cost of acquiring, exploring and developing mineral properties or property rights and the cost to increase future output by providing access to additional sources of reserves or resources, are deferred. Revenue and expenses derived from mining activities prior to the assets being ready for use in the manner intended by management are included in the cost of the related mineral property. When assets are ready for use as intended by management, mineral properties and mine development costs are amortized on a unit-of-production basis over the estimated proven and probable reserves to which they relate. Development costs associated with each distinct section of the mine are amortized over the reserves to which they relate.

During the production phase, development costs resulting in a betterment of the mineral property are capitalised. Stripping costs incurred in the production phase are accounted for as variable production costs. Stripping costs resulting in a betterment of the mineral property by providing access to additional sources of ore are capitalized and amortized as the relevant mineral reserves are mined.

iii)	Asset Impairment

The carrying value of long-lived assets, which consist primarily of mineral properties, plant and equipment, are assessed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized if the carrying value of an asset exceeds the total undiscounted cash flows expected from its use and disposal. Undiscounted cash flows for mineral properties are based on estimates of future metal prices, proven and probable reserves, estimated value beyond proven and probable reserves, and future operating, capital, and reclamation cost assumptions. An impairment loss would be recorded as the amount by which the carrying amount of the asset exceeds its fair value.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered using other criteria. If an impairment is identified, the carrying value of the property interest is written down to its estimated fair value.

iv)	Repairs and Maintenance

Repairs and maintenance costs, including shutdown maintenance costs, are charged to expense as incurred, except when these repairs significantly extend the life of an asset or result in an operating improvement. In these instances, the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

(3)

ARGONAUT GOLD INC.
(Formerly Argonaut Gold Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Expressed in United States Dollars)

h)	Long-Term Debt

Long-term debt is initially recorded at total proceeds received less direct issuance costs. Long-term debt is subsequently measured at amortized cost and interest is calculated using the effective interest rate method.

i)	Revenue Recognition

Revenue is recognized when persuasive evidence of a sale arrangement exists, the risks and rewards of ownership pass to the purchaser, delivery of finished goods has taken place, the selling price is fixed or determinable and collectability is reasonably assured.

j)	Asset Retirement Obligations

Future obligations to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site are initially recognized and recorded as a liability at fair value, based on estimated future cash flows, the Company’s current credit adjusted risk-free discount rate and an estimated inflation factor. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to operations. The amount of the asset retirement liability initially recognized and any subsequent adjustments are capitalized as part of the asset’s carrying value and amortized over the asset’s estimated useful life.

k)	Stock-Based Compensation

The Company records compensation cost based on the fair value method of accounting for stock-based compensation. The fair value of stock options is determined using the Black-Scholes option pricing model using estimates at the date of the grant. Restricted shares are valued at the closing market price on the day before the grant date. The fair value of the awards is recognized over the vesting period as compensation expense and contributed surplus. When options are exercised, the proceeds received, together with any related amount in contributed surplus, are credited to share capital.

l)	Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and the income tax bases of assets and liabilities, and are measured using the enacted or substantively enacted income tax rates and laws that are expected to be in effect when the temporary differences are expected to reverse. The effect on future income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is provided and no asset is recognized.

(4)

ARGONAUT GOLD INC.
(Formerly Argonaut Gold Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Expressed in United States Dollars)

m)	Earnings per Share

Basic earnings (loss) per share is calculated using the weighted average number of shares outstanding. Diluted earnings per share is calculated using the treasury stock method. In order to determine diluted earnings per share, the treasury stock method assumes that any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the period, with the incremental number of shares being included in the denominator of the diluted earnings per share calculation. The diluted earnings per share calculation excludes any potential conversion of options and warrants that would increase earnings per share. In periods of loss, diluted loss per share is the same as basic loss per share as the effect would be anti-dilutive.

n)	Financial Instruments

Financial assets and liabilities, including derivative instruments, are initially recognized and subsequently measured based on their classification as “held-for-trading”, “available-for-sale”, “loans and receivables”, or “other” financial liabilities. Held-for-trading financial instruments are measured at fair value with changes in fair value recognized in operations for the period. Available-for-sale financial assets are measured at fair value and changes in fair value are included in other comprehensive income until the asset is removed from the balance sheet. Loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method. Derivative instruments, including embedded derivatives, are measured at fair value with changes in fair value recognized in operations for the period.

The Company has designated its cash and cash equivalents and marketable securities as held for trading and has recorded them at fair value. Receivables and deposits are classified as loans and receivables and are recorded at amortized cost. Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities and are recorded at amortized cost.

o)	Foreign Currency Translation

Monetary assets and liabilities of the Company’s operations denominated in currencies other than the US dollar are translated into US dollars at the rates of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenues and expenses are translated at average rates throughout the reporting period, with the exception of depreciation, depletion and amortization which are translated at historical exchange rates. Gains and losses on translation of foreign currencies are included in operations.

(5)

ARGONAUT GOLD INC.
(Formerly Argonaut Gold Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Expressed in United States Dollars)

3	ADOPTION OF NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

Business Combinations and Related Sections

The Canadian Institute of Chartered Accountants (“CICA”) issued three new accounting standards in January 2009: Handbook Section 1582, Business Combinations; Section 1601, Consolidated Financial Statements and Section 1602, Non-controlling Interests. Section 1582 replaces Section 1581 and establishes standards for the accounting for a business combination. It represents the Canadian equivalent of International Financial Reporting Standards (“IFRS”) 3R, Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Accounting Standard (“IAS”) 27, Consolidated and Separate Financial Statements, and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. The Company chose to early adopt Sections 1582, 1601 and 1602 effective January 1, 2010. The balance sheet as at December 31, 2009 has been reclassified to conform to this presentation. The non-controlling interests in income are no longer deducted in arriving at consolidated net earnings. Consolidated net income (loss) and comprehensive income (loss) have been attributed to equity shareholders of the Company and non-controlling interests.

4	ACQUISITION OF INTUITIVO AND CASTLE GOLD

	a)	On November 24, 2009, Intuitivo and AGI, a private company existing under Yukon law, entered into a Qualifying Transaction Agreement and, pursuant to the Qualifying Transaction Agreement, entered into an Amalgamation Agreement. On December 17, 2009, the Company incorporated a subsidiary, 1813214 Ontario Inc. (“Subco”), under the OBCA for the purposes of amalgamating the subsidiary. AGI and Subco amalgamated on December 30, 2009 by way of articles of amalgamation under the name “Argonaut Gold Inc.”. On the same day, AGI completed a reverse takeover of Intuitivo which was renamed Argonaut Gold Ltd. AGI was deemed to be the successor company for accounting purposes.

Accordingly, the net assets of Argonaut Gold Ltd. are included in the consolidated financial statements at the date of acquisition. These consolidated financial statements include the accounts of AGL from the date of acquisition, December 30, 2009.

(6)

ARGONAUT GOLD INC.
(Formerly Argonaut Gold Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Expressed in United States Dollars)

	The value of the share consideration relating to the reverse takeover was based on the fair value of the net
	assets acquired.

		2009

	Cash and cash equivalents	$282,424
	Prepaid expenses and deposits	18,526

	Purchase consideration	$300,950

	The $300,950 of purchase consideration was represented by a deemed issuance of share capital of
	$282,124 and contributed surplus of $18,826. The contributed surplus relates to the estimated fair value of
	the outstanding Intuitivo options at the reverse takeover date (Note 13(c)(ii)).
b)	On December 30, 2009, the Company acquired 91.12% of the fully diluted shares of Castle Gold. The
	transaction was accounted for as a business combination.
	The purchase consideration was as follows:

		Amount

	Cash paid to Castle Gold shareholders	$93,119,948
	Transaction costs	3,562,414

	Purchase price	$96,682,362
	(7)

ARGONAUT GOLD INC.
(Formerly Argonaut Gold Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Expressed in United States Dollars)

	The allocation of the purchase price to the assets acquired and liabilities assumed is based upon estimated
	fair values at the date of acquisition. During the third quarter of 2010, the Company revised the
	preliminary purchase price allocation. An additional $1.5 million was allocated to the Company’s interest
	in the Guatemalan investment, Rocas el Tambor, with a consequent reduction of $2.1 million in the
	amount allocated to the El Castillo mine and the La Fortuna project and a reduction of $0.6 million in the
	associated future income tax liability. The table below shows the final purchase price allocation.

		Amount

	Cash and cash equivalents	$3,830,514
	Marketable securities	23,924
	Receivables	1,508,234
	Inventories	12,240,511
	Prepaid expenses and deposits	947,224
	Mineral properties, plant and equipment	130,208,889
	Investment in Rocas el Tambor	1,720,264
	Accounts payable and accrued liabilities	(4,893,232)
	Long-term debt	(6,932,416)
	Asset retirement obligations	(1,808,132)
	Future income tax liability	(37,695,609)
	Non-controlling interest	(2,467,809)

	Net assets acquired	$96,682,362

c)	On February 18, 2010, the Company acquired the remaining non-controlling interests in Castle Gold. The
	transaction was accounted for as a purchase of a non-controlling interest. The difference between the
	consideration paid of $9,245,492 and the amount of the non-controlling interest of $2,507,931 was
	recognized directly in deficit. The transaction was funded from available cash on hand. Acquisition related
	costs totalling $354,466 were recorded in general and administrative expenses.

d)	On September 17, 2010, AGI completed the sale of its investment in Rocas el Tambor for $1.7 million.

5   CASH AND CASH EQUIVALENTS

           The Company has $25,394,399 (2009 - $47,421,864) in cash and cash equivalents as at December 31, 2010. In
           2009, cash and cash equivalents included Guaranteed Investment Certificates of $276,317.

                        (8)

ARGONAUT GOLD INC.
(Formerly Argonaut Gold Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Expressed in United States Dollars)

6	RECEIVABLES

		2010	2009

	Mexican IVA receivable	$3,606,236 $	1,108,840
	Trade receivables	-	364,318
	Canadian GST receivable	11,363	35,076
	Other receivables	22,120	3,624,983

		$3,639,719 $	5,133,217

	In 2009, other receivables represents amounts held in escrow by the transfer agent for payments made in excess
	of the cost of the original Castle Gold shares tendered. These amounts receivable were applied against the
	payment of $9,245,492 required to acquire the remaining 8.88% of Castle Gold in February 2010 (Note 4(c)).

7	INVENTORIES

		2010	2009

	Supplies	$603,565 $	296,029
	Work-in-process	19,519,037	11,803,454
	Finished goods	1,084,462	141,028

		$21,207,064 $	12,240,511

	As at December 31, 2009, inventories obtained through the acquisition of Castle Gold were reported at
	estimated fair value. Supplies inventory was valued based on original purchase cost and work-in-process and
	finished goods were valued at estimated sales value less processing costs, refining costs, selling costs and a
	reasonable profit margin.

	(9)

ARGONAUT GOLD INC.
(Formerly Argonaut Gold Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Expressed in United States Dollars)

8	MINERAL PROPERTIES, PLANT AND EQUIPMENT

						Accumulated	Net Book
						Depreciation	Value
		Mineral	Plant and	Construction		and	December 31,
		Property	Equipment	in-Progress	Cost	Depletion	2010

	El Castillo	$129,197,034 $	5,637,640	$5,372,850	$ 140,207,524	$11,717,869	$ 128,489,655
	La Fortuna	9,227,189	-	-	9,227,189	-	9,227,189
	Other	-	100,910	-	100,910	17,307	83,603

		$138,424,223 $	5,738,550	$5,372,850	$ 149,535,623	$11,735,176	$ 137,800,447

						Accumulated	Net Book
						Depreciation	Value
		Mineral		Plant and		and	December 31,
		Property		Equipment	Cost	Depletion	2009

	El Castillo	$122,242,671		$727,808 $	122,970,479 $	- $	122,970,479
	La Fortuna	9,304,919		-	9,304,919	-	9,304,919
	Other	-		17,485	17,485	-	17,485

		$131,547,590		$745,293 $	132,292,883 $	- $	132,292,883

	a)	El Castillo Mine, Mexico
		The Company’s El Castillo mine is located in the State of Durango, Mexico.
	b)	La Fortuna Project, Mexico
		The La Fortuna property is an exploration stage project located in the State of Durango, Mexico.

9	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

						2010	2009

		Trade accounts payable			$	3,660,210 $	2,442,617
		Accrued liabilities				1,285,641	5,849,473
		Income taxes payable				1,551,567	259,988

					$	6,497,418 $	8,552,078

	(10)

ARGONAUT GOLD INC.
(Formerly Argonaut Gold Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Expressed in United States Dollars)

10	LONG-TERM DEBT

On the acquisition of Castle Gold, the Company assumed long-term debt principally comprising a loan payable to an unrelated party in Canadian dollars (“CA$”). The balance outstanding as at December 31, 2010 was CA$6,193,587 ($6,194,207) (2009 - CA$7,243,587 ($6,904,587)). The principal amount of the loan is to be repaid in full by May 31, 2012. The Company has the right to pre-pay all or any portion of the principal and accrued interest under the loan at any time without notice or penalty. During the second quarter of 2010, the loan agreement was amended to reduce the interest rate from 12% to 12 month LIBOR plus 3%, to reset the LIBOR rate quarterly and to require the interest to be paid quarterly rather than annually. The maturity date of the loan continues to be May 31, 2012. There was no gain or loss recognized on the renegotiation of the debt. The loan is secured by a floating charge on Castle Gold’s assets and a pledge by Castle Gold of the shares of its Mexican subsidiary, MRO.

11	ASSET RETIREMENT OBLIGATIONS

The Company’s asset retirement obligations relate to the restoration and closure of its mineral properties, plant and equipment. The asset retirement obligations have been recorded as liabilities at fair value, using a credit adjusted discount rate of 6.5% (2009 - 9.5%) and an inflation factor of 4.4% (2009 - 4.8%). The amounts of the liabilities are subject to assessment during each reporting period. The total undiscounted amounts of the estimated obligations are approximately $5,409,896 (2009 - $5,372,786).

The following table summarizes changes to the Company’s asset retirement obligations:

	2010	2009

Balance, beginning of year	$1,808,132	$-
Assumed on acquisition of Castle Gold (Note 4)	-	1,808,132
Accretion	171,772	-
Change in estimated timing and amount of closure costs	16,366	-

Balance, end of year	$1,996,270	$1,808,132

(11)

ARGONAUT GOLD INC.
(Formerly Argonaut Gold Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Expressed in United States Dollars)

12	INCOME TAXES
	a)	The income tax expense differs from that computed by applying the applicable Canadian federal and
		provincial statutory rates before taxes as follows:

			2010	2009

		Statutory income tax rate	30%	33%

		Tax expense at the statutory income tax rate	$2,172,406	$(176,246)
		Capital gain exclusion	(238,979)	-
		Foreign exchange without tax benefit	404,724	-
		Increase in valuation allowances	2,037,884	467,185
		Share issuance costs	-	(290,939)
		Inflation on Mexican Peso for tax	294,914	-
		Other	(29,391)	-

		Income tax expense	$4,641,558	$-

		Income tax expense included in the consolidated statements of income is as follows:

			2010	2009

		Current tax expense	$7,177,884	$-
		Future income recovery	(2,536,326)	-

		Income tax expense	$4,641,558	$-

		(12)

ARGONAUT GOLD INC.
(Formerly Argonaut Gold Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Expressed in United States Dollars)

b)	The significant components of the Company’s future income tax assets (liabilities) are as follows:

		2010	2009

	Future income tax assets:
	Non-capital income tax losses carried forward	$3,545,943	$4,006,556
	Cumulative eligible capital	525,035	679,735
	Other	64,694	-
	Deferred revenue	541,046	-
	Share issuance costs	819,868	964,023
	Mineral properties, plant and equipment	576,322	578,000

	Total future income tax assets	6,072,908	6,228,314
	Valuation allowance	(5,467,167)	(6,228,314)

	Future income tax liabilities:
	Inventory	(423,962)	(1,160,895)
	Mineral properties, plant and equipment	(35,347,425)	(37,127,802)
	Unrealized foreign exchange	(1,990,464)	-

	Net future income tax liabilities	$(37,156,110)	$(38,288,697)

	On November 1, 2009, Mexico Congress approved the tax reform bill for 2010. As part of the 2010 tax
	reform in Mexico, the income tax rate of 28% is temporarily increased to 30% for tax years 2010 to 2012 ,
	29% in 2013 and is scheduled to return to 28% in 2014.

	Management believes that sufficient uncertainty exists regarding the realization of certain future tax assets
	such that a valuation allowance is required. The valuation allowance reflects management’s assessment
	regarding the future realization of Canadian and foreign tax assets and estimates of future earnings in these
	jurisdictions as of December 31, 2010.

c)	As at December 31, 2010, the Company and its subsidiaries had available Canadian operating loss
	carryforwards of $14,071,201 (2009 - $13,986,474) which expire between the years 2018 and 2030 and
	Mexican operating loss carryforwards of $271,838 (2009 - $679,335) which expire between 2018 and
	2019.

	(13)

ARGONAUT GOLD INC.
(Formerly Argonaut Gold Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Expressed in United States Dollars)

13	SHARE CAPITAL
	a)	Authorized Share Capital: Unlimited common shares without par value
	b)	Issued and Outstanding Share Capital
		On December 30, 2009, AGI acquired Intuitivo in a reverse takeover transaction. Upon completion of the
		reverse takeover transaction, Intuitivo changed its name to AGL. The share capital of each company prior
		to the business combination was as follows:
		Intuitivo Capital Corporation

			Number
			of Shares	Amount

		Balance as at December 31, 2008	7,500,000	$493,743
		Issued shares on a 30:1 basis	(7,250,000)	(211,619)

		Balance as at December 30, 2009 prior to acquisition	250,000	$282,124

		Argonaut Gold Inc. (formerly a subsidiary of AGL)

			Number
			of Shares	Amount

		Issued for cash on incorporation on September 25, 2008	3	$3

		Balance, December 31, 2008	3	3
		Non-brokered private placement (i)	3,016,931	1,509,891
		For services (i)	983,066	465,850
		Brokered private placement (ii)	50,000,000	131,065,000
		Broker compensation (ii)	1,500,000	3,931,950
		Issuance costs (ii)	-	(8,628,100)

		Balance as at December 30, 2009 prior to acquisition	55,500,000	$128,344,594

		i)	In 2009, AGI issued a total of 3,999,997 common shares for cash of $1,509,891 and for services with
		an estimated fair value of $465,850.

		(14)

ARGONAUT GOLD INC.
(Formerly Argonaut Gold Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Expressed in United States Dollars)

ii)	On November 20, 2009, AGI issued 50,000,000 subscription receipts for one share and one-half warrant for CA$3.00 per unit. The subscriptions were converted on December 30, 2009 after the
Company completed the terms of the agreement. On completion of the reverse takeover of AGL by
AGI, replacement shares and warrants of AGL were issued for the respective AGI instrument. The broker of the private placement was paid $4,500,000 in cash and was issued 1,500,000 shares,
750,000 warrants and 1,500,000 broker compensation options. Each warrant and broker compensation option has an exercise price of CA$4.50 and is exercisable until December 29, 2012. The warrants and broker compensation options are fully vested. Each share was valued at CA$2.75 and each warrant and broker compensation option was valued at CA$0.50. The fair value of each warrant and broker compensation option was estimated on the date of the grant using the Black-Scholes option-
pricing model with the following weighted average assumptions: expected dividend yield of 0%, expected volatility of 47.3%, risk-free interest rate of 1.65% and an expected option life of three years.

Subsequent to the reverse takeover, the share capital of the Company was as follows:

	Number
	of Shares	Amount

Balance as at December 30, 2009 prior to business
combination with AGI	250,000	$282,124
Issued pursuant to reverse takeover in exchange for shares
of AGI	55,500,000	128,344,594

Balance as at December 31, 2009	55,750,000	128,626,718

Shares issued to agent on Castle Gold acquisition	178,911	511,614
Restricted shares issued to directors	17,856	46,596
Restricted shares issued to employees	79,904	209,361
Restricted shares issued to employees (unvested)	246,955	-
Stock options exercised (Note 13(c)(ii))	25,000	93,832

Balance as at December 31, 2010	56,298,626	$129,488,121

(15)

ARGONAUT GOLD INC.
(Formerly Argonaut Gold Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Expressed in United States Dollars)

c)	Share Incentive Plans

	i)	In 2010, the Board of Directors approved a share incentive plan for the Company and the plan was ratified by the shareholders. The aggregate number of awards and options to be granted under the plan cannot exceed 10% of the issued and outstanding capital of the Company at the time of the granting of the award or option. Options may be granted for a term not exceeding ten years. The exercise price of the options is fixed by the Board of Directors of the Company at the time of grant, subject to all applicable regulatory requirements. As at December 31, 2009, the Company had not issued any options under this plan.

Stock Options

The following table summarizes information relating to stock options outstanding and exercisable at December 31, 2010 pursuant to the Company’s share incentive plan (in Canadian dollars):

		Weighted
		Average
		Remaining	Weighted		Weighted
Exercise	Number	Contractual	Average		Average
Price	of Options	Life	Exercise	Options	Exercise
Per Share	Outstanding	(years)	Price	Exercisable	Price

$2.90 - 4.26	323,166	9.1 $	3.33	53,283	$3.50

The following table summarizes the stock option activity for the year ending December 31, 2010:

					Weighted-
					Average
					Exercise
				Options	Price
					(CA$)

Outstanding at December 31, 2009				-	$-
Granted				328,166	3.32
Forfeited				(5,000)	3.00

Outstanding at December 31, 2010				323,166	$3.33

During the year ended December 31, 2010, stock options were granted to directors, employees and contractors. The term of the stock options and expected option life is 10 years and the remaining contractual life extends to December 1, 2020. The weighted average fair value of these stock options was estimated to be CA$1.38. The total fair value of these stock options will be amortized over the vesting period, which is three years. The total stock-based compensation related to stock options for the year

(16)

ARGONAUT GOLD INC.
(Formerly Argonaut Gold Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Expressed in United States Dollars)

ended December 31, 2010 was $218,433, and was substantially recognized in general and administrative expenses.

Option pricing models require the input of subjective assumptions which can materially affect the estimated fair value of options. The fair value of each stock option was estimated as at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Year Ended
December 31,
2010

Volatility	37.4%
Risk-free interest rate	3.6%
Expected life	10 years
Dividend yield	Nil

Restricted Shares
The following table summarizes the restricted share activity for the year ended December 31, 2010:

		Weighted
	Shares	Average Price
		(CA$)

Outstanding at December 31, 2009	-	$-
Granted	344,715	2.70
Vested	(97,760)	2.70

Outstanding at December 31, 2010	246,955	$2.70

During the year ended December 31, 2010, 344,715 restricted shares were granted to directors and employees. The weighted average fair value of these restricted shares is CA$2.70. Restricted shares granted to directors vest immediately and are restricted for the shorter of two years or six months after a director retires from the board. Restricted shares granted to employees vest one-third per year for three years. Restricted shares are held by the Company until vested. The total stock-based compensation related to restricted shares for the year ended December 31, 2010 was $552,261, and was substantially recognized in general and administrative expenses.

The weighted average remaining life of the unvested employee restricted shares is 1.4 years.

(17)

ARGONAUT GOLD INC.
(Formerly Argonaut Gold Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Expressed in United States Dollars)

ii)	The Company had outstanding options for the purchase of common shares to former holders of
Intuitivo options issued under the former Intuitivo share incentive plan. On December 30, 2009, when
AGI completed a reverse takeover of AGL (formerly Intuitivo) each 30 issued and outstanding options of AGL were consolidated into one option. All of these options were exercised in 2010. The weighted average fair value of options exchanged during the year ended December 31, 2009 was
CA$0.79. The fair value of the options was estimated on the date of the exchange using the Black-
Scholes option-pricing model with the following weighted average assumptions: expected dividend yield of 0%, expected volatility of 47.3%, risk-free interest rate of 1.65% and an expected option life of three years.

The stock option activity of Intuitivo prior to the reverse takeover and the subsequent activity was as follows:

		Weighted
	Number of	Average
	Options	Exercise Price
		(CA$)

Balance as at December 31, 2008	750,000	$0.10
Adjustment to stock options on a 30:1 basis	(725,000)	-

Balance as at December 30, 2009 prior to acquisition	25,000	3.00
Stock options exercised	(25,000)	3.00

Balance as at December 30, 2010	-	$-

d)	Warrants

The Company has issued warrants for the purchase of common shares in a brokered private placement and as broker compensation for the private placement. The weighted average fair value of warrants issued during the year ended December 31, 2009 was CA$0.50 per warrant.

		Weighted
	Number of	Average
	Warrants	Exercise Price
		(CA$)

Balance, December 31, 2008	-	$-
Brokered private placement	24,999,998	4.50
Broker compensation	750,000	4.50

Balance, December 31, 2009 and 2010	25,749,998	$4.50

All warrants outstanding expire on December 29, 2012.

(18)

ARGONAUT GOLD INC.
(Formerly Argonaut Gold Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Expressed in United States Dollars)

	The following table summarizes amounts allocated to warrants during the years ended December 31, 2009
	and 2010:

	Balance, December 31, 2008		$-
	Issued in private placement		11,915,000
	Issued for broker compensation		1,072,350
	Issuance costs		(784,372)

	Balance, December 31, 2009 and 2010		$12,202,978

e)	Broker Compensation Options

	The Company has issued options for the purchase of common shares as broker compensation for the
	private placement on November 20, 2009. The weighted average fair value of options granted was
	CA$0.50. The fair value of the broker compensation options are estimated on the date of issue using the
	Black-Scholes option-pricing model with the following weighted average assumptions: expected dividend
	yield of 0%, expected volatility of 47.3%, risk-free interest rate of 1.65% and an expected life of three
	years.

	The following table summarizes broker compensation options during the years ended December 31, 2009
	and 2010:

		Number of	Weighted
		Shares Under	Average
		Option	Exercise Price
			(CA$)

	Balance, December 31, 2008	-	$-
	Granted - broker compensation options	1,500,000	4.50

	Balance, December 31, 2009 and 2010	1,500,000	$4.50

	The outstanding broker compensation options as at December 31, 2010 are fully vested and expire on
	December 29, 2012.

	(19)

ARGONAUT GOLD INC.
(Formerly Argonaut Gold Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Expressed in United States Dollars)

14 CONTRIBUTED SURPLUS

Amount

Balance, December 31, 2008	$-
Fair value of AGI options issued in exchange for Intuitivo options
(Notes 4(a) and 13(c))	18,826

Balance, December 31, 2009	18,826
Stock options exercised	(18,826)
Stock-based compensation	724,098
Restricted shares vested	(209,361)

Balance, December 31, 2010	$514,737

15 CAPITAL MANAGEMENT

The Company manages and adjusts its capital structure based on available funds in order to support its operations and the acquisition, exploration and development of mineral properties. The capital of the Company consists of cash and cash equivalents, share capital, warrants, contributed surplus and long-term debt. The
Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company’s objectives in managing capital are to safeguard its ability to operate as a going concern and to generate a superior return to shareholders. The Company may finance acquisition and exploration activity through cash flows from operations, joint ventures and by raising additional debt or share capital when market conditions are suitable.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

(20)

ARGONAUT GOLD INC.
(Formerly Argonaut Gold Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Expressed in United States Dollars)

16 SEGMENT DISCLOSURES

The Company operates in one segment in the mining industry and its only product is gold. The following table summarizes the geographic distribution of the Company’s assets:

	2010	2009

Canada	$21,813,350	$48,828,425
United States	1,003,050	220,782
Mexico	168,453,780	149,314,367

	$191,270,180	$198,363,574

All of the Company’s revenue and income from mining operations was generated from Mexico. All sales were to one customer. The following table summarizes the geographic distribution of the Company’s income (loss)
before taxes for the year:

	2010	2009

Canada	$(4,599,715)	$(522,183)
United States	187,240	(11,897)
Mexico	11,653,828	-

	$7,241,353	$(534,080)

17 FINANCIAL RISK FACTORS

a)	Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company maintains substantially all of its cash and cash equivalents with major financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits. The Company has significant receivables from Canadian and Mexican government authorities for refundable taxes. The Company manages credit risk for trade and other receivables through established credit monitoring activities. The Company currently transacts with highly rated counterparties for the sale of gold. Management believes that the credit risk concentration with respect to these financial instruments is remote. The Company is subject to credit risk as of December 31, 2010 in relation to the Mexico IVA receivable of $3,606,236.

(21)

ARGONAUT GOLD INC.
(Formerly Argonaut Gold Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Expressed in United States Dollars)

b)	Commodity Price Risk

The Company is subject to price risk from fluctuations in market prices of commodities, specifically gold. The Company has elected not to actively manage its exposure to commodity price risk at this time. The Company’s future gold mining operations will be significantly affected by changes in the market prices for gold. Gold prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for gold, the level of interest rates, the rate of inflation, investment decisions by large holders of gold including governmental reserves and stability of exchange rates can all cause significant fluctuations in gold prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments.

c)	Foreign Currency Risk

Because the Company operates on an international basis, foreign exchange risk exposures arise from transactions and balances denominated in foreign currencies. The Company’s foreign exchange risk arises primarily with respect to the Canadian dollar and the Mexican peso. The Company’s cash flows from Mexican operations are exposed to foreign exchange risk as commodity sales are denominated in US dollars and the majority of operating expenses are in Mexican pesos. The majority of administrative transactions are denominated in Canadian dollars. The majority of the cash and long-term debt is in Canadian dollars. The Company has elected not to actively manage this exposure at this time.

d)	Liquidity Risk

The Company manages liquidity risk by maintaining adequate cash and cash equivalent balances. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities. As at December 31, 2010, the Company had a cash balance of $25,394,399 (2009 - $47,421,864) to settle current liabilities of $11,298,892 (2009 - $10,737,924).

e)	Interest Rate Risk

The Company has interest income on cash balances that is subject to fluctuations in interest rates. The Company carries long-term debt on which interest is payable quarterly at an adjustable rate of LIBOR plus 3%. Management believes that the effective changes in interest rates would not have significant impact on financial position or results from operations.

f)	Fair Value

Canadian GAAP requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

(22)

ARGONAUT GOLD INC.
(Formerly Argonaut Gold Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Expressed in United States Dollars)

The carrying values of receivables and accounts payable and accrued liabilities reflected in the consolidated balance sheets approximate fair values due to the short-term maturities of these instruments.
The carrying value of long-term debt approximates its fair value based on its floating rate nature.
The Company classified fair measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:
Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly
Level 3 - inputs for the asset or liability that are not based on observable market data
As of December 31, 2010, the carrying value and fair value of financial instruments held at fair value are as follows:

	Carrying		Hierarchy
	Value	Fair Value	Level

Financial assets
Cash and cash equivalents	$25,394,399	$25,394,399	2
Marketable securities	22,601	22,601	1

As of December 31, 2009, the carrying value and fair value of financial instruments held at fair value are as follows:

	Carrying		Hierarchy
	Value	Fair Value	Level

Financial assets
Cash and cash equivalents	$47,421,864	$47,421,864	2
Marketable securities	23,924	23,924	1

(23)

ARGONAUT GOLD INC.
(Formerly Argonaut Gold Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Expressed in United States Dollars)

g)	Sensitivity Analysis

Based on management’s knowledge and experience of the financial markets, the Company believes the following movements are reasonably possible over the year:

	i)	The majority of the Company’s cash is denominated in Canadian dollars. The Company reports its results in US dollars and therefore a 10% fluctuation in the exchange rate from Canadian dollars to US dollars will generate increases or decreases in the carrying value of approximately $2.5 million.

	ii)	The majority of the Company’s long-term debt is denominated in Canadian dollars. The Company reports its results in US dollars and therefore a 10% fluctuation in the exchange rate from Canadian dollars to US dollars will generate increases or decreases in the carrying value of approximately $0.7 million

18 SUPPLEMENTARY CASH FLOW INFORMATION

2010

Non-cash activities
Change in accounts receivable as a result of investing activities	$3,620,972
Change in accounts payable as a result of financing activities
Issue of common shares	(3,242,509)
Issue of warrants	(291,309)

Shares issued to agent on Castle Gold acquisition	511,614
Fair value of restricted shares vested	255,957
Grant date fair value of exercised stock options	18,826

Income taxes paid	5,818,733
Interest paid	467,943

(24)

ARGONAUT GOLD INC.
(Formerly Argonaut Gold Ltd.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Expressed in United States Dollars)

19 COMMITMENTS The Company has the following commitments:

	2011	2012	2013	2014	2015	Thereafter	Total

Operating lease
obligations	$211,256	$ 192,787	$182,096	$88,360	$12,944	$-	$ 687,443
Purchase
obligations	265,210	-	-	-	-	-	265,210
Land agreement
obligations	122,159	127,534	133,145	139,004	145,120	647,205	1,314,167
Long-term debt	-	6,194,207	-	-	-	-	6,194,207
Asset retirement
obligations	-	-	-	-	-	5,409,896	5,409,896

	$598,625	$ 6,514,528	$315,241	$227,364	$158,064	$6,057,101	$ 13,870,923

During 2010, the Company entered into a six year or 135 million tonnes contract for mining services effective
July 1, 2010. The contract does not require a minimum payment by the Company; however, penalties are defined if the Company suspends the contractors services. Under the contract, the Company deposited
$2.3 million which will be applied equally over the next 24 months against amounts billable by the contractor.

20 SUBSEQUENT EVENT

On January 27, 2011, the Company completed the acquisition of Pediment Gold Corp. (“Pediment”) under a court approved plan of arrangement (the “Arrangement”). Pursuant to the Arrangement, Argonaut has acquired all of the issued and outstanding common shares of Pediment (“Pediment Shares”) for share consideration valued at approximately $140.2 million at acquisition date. In accordance with the Arrangement, former
Pediment shareholders received 0.625 of a common share of Argonaut (“Argonaut Shares”) for each Pediment
Share for a total of 31.8 million Argonaut Shares and 1.6 million options. Outstanding options to acquire
Pediment Shares have been converted into options to acquire Argonaut Shares, adjusted in accordance with the same ratio. Pediment holds the advanced exploration stage San Antonio project in the state of Baja California
Sur, Mexico and the past producer and exploration stage La Colorada project in Sonora, Mexico and other exploration properties in Mexico.

(25)